Exhibit 107

Calculation of Filing Fee Tables

Form S-4
(Form Type)

GEMINI THERAPEUTICS, INC.
(Exact Name of Registrant as Specified in its Charter)

Table 1—Newly Registered and Carry Forward Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward
Newly Registered Securities
Fees to Be Paid	Equity	Common Stock, $0.0001 par value per share	Other	168,170,482 (1)	—	$67,033,209.25 (2)	$0.0000927	$6,213.98
Fees Previously Paid	—	—	—	—	—	—		—
Carry Forward Securities
Carry Forward Securities	—	—	—	—		—			—	—	—	—
	Total Offering Amounts					$67,033,209.25 (2)	—	$6213.98

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$6213.98

(1)
Relates to common stock, $0.0001 par value per share, of Gemini Therapeutics, Inc., a Delaware corporation, or Gemini, issuable to holders of common stock, $0.0001 par value per share of Disc Medicine, Inc., a Delaware corporation, or Disc, in the proposed merger of Gemstone Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Gemini, with and into Disc, with Disc continuing as a wholly owned subsidiary of Gemini and the surviving corporation of the merger. The amount of Gemini common stock to be registered includes (a) the estimated maximum number of shares of Gemini common stock that are expected to be issued pursuant to the merger, without taking into account the effect of a reverse stock split of Gemini common stock, assuming an estimated pre-split exchange ratio (which is subject to adjustment prior to the closing of the merger) of approximately 1.1052 shares of Gemini common stock for each outstanding share of Disc common stock and (b) a bona fide estimate of the maximum number of shares of Gemini common stock issuable pursuant to the contingent value rights (“CVRs”) issued to stockholders of record of Gemini or the persons who have the right to receive Gemini common stock immediately prior to the effective time of the proposed merger. Each holder of a CVR is entitled to Gemini common stock equal to the proceeds from the sale of assets of Gemini, if any and subject to certain deductions, prior to the tenth anniversary of the closing date divided by the volume weighted average price of Gemini’s common stock closing market prices for the five trading days prior to issuance. The number of shares of Gemini common stock issuable in connection with the CVRs is estimated by dividing the market value of the underlying assets by the average of the high and low prices per share of Gemini common stock on August 31, 2022.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(c), Rule 457(d), Rule 457(f)(1) and Rule 457(f)(2) of the Securities Act of 1933, as amended. The proposed maximum aggregate offering price for the shares of common stock issuable in connection with the potential issuance pursuant to the CVRs was calculated based on the average of the high and low prices per share of Gemini common stock on August 31, 2022, and the market value of the underlying assets as of August 31, 2022. Disc is a private company, no market exists for its securities, and Disc has an accumulated capital deficit. Therefore, the proposed maximum aggregate offering price for the shares expected to be issued pursuant to the merger is one-third of the aggregate par value of the Disc securities expected to be exchanged in the proposed merger.